Exhibit 99.2

LIVEREEL MEDIA CORPORATION

MANAGEMENT’S  DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2011

Prepared as at October 12, 2011

Management Discussion and Analysis

The following discussion and analysis by management of the financial results and condition of LiveReel Media Corporation for the year ended June 30, 2011 should be read in conjunction with the audited consolidated financial statements for the year ended June 30, 2011.   The financial statements and the financial information herein have been prepared in accordance with generally accepted accounting principles in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

In this report, the words “us”, “we” “our”, “the Company” and “LiveReel” have the same meaning unless otherwise stated and refer to LiveReel Media Corporation and its subsidiaries.

Overview

Summary of Results

During fiscal 2007 and 2008, LiveReel entered into various agreements to finance films in exchange for certain distribution rights.  However, these arrangements were concluded in the quarter ended September 30, 2008 when the last payment relating to the distribution of King of Sorrow for $20,179 was received.

The Company announced in November 2008 it had received board authorization to invest a portion of its excess cash on hand in exchange traded securities.  It pursued this strategy in the last six months of fiscal 2009, but due to market conditions, no such activities occurred in fiscal 2010 and 2011.  The Company continues to review different investment opportunities both inside and outside of the film industry.

Subsequent to the end of the quarter ended March 31, 2010, a new majority shareholder took over control of the company.  The four former directors resigned effective April 5, 2010 and a new Chief Executive Officer was appointed.  It is the new board of directors and management team’s intention to continue to review investment opportunities both inside and outside of the film industry.

On July 15, 2010, the Company granted an option to a third party with whom it negotiated at arm’s length to purchase either its wholly owned subsidiary, LRPC, or to sell LRPC’s assets and assume its liabilities for $1.00.  The third party has the right to exercise the option at any time after July 15, 2011 until July 15, 2012.  The Company also has an option to require the third party to purchase the subsidiary or its assets and assume its liabilities during this 24-month period.

On October 4, 2010, 100,000 options issued to the Chief Financial Officer were cancelled.

On November 20, 2010, 5,900,000 warrants were exercised at $0.01 USD per warrant resulting in proceeds of $60,062 CDN.  In addition, 293,600 previously issued warrants expired on November 30, 2010.

The Corporation entered into a Loan Agreement dated July 21, 2011 with its controlling shareholder for the principal amount of $50,000 having a term of 1-year and bearing interest at 10% per annum, payable annually in arrears, and convertible into common shares of the Corporation at $0.10 per share.

The following table sets forth certain consolidated data for the past three years.

Selected consolidated data

Year ended June 30 ($)	2011	2010	2009
Revenue	-	-	4,901
Net loss for year	(250,554)	(232,527)	(916,260)
Loss per share	$(0.01)	$(0.02)	$(0.07)
Working capital surplus (deficit)	(64,844)	125,648	319,175
Total assets	77,156	183,329	410,482
Capital stock	7,880,660	6,728,846	6,656,265
Warrants	0	1,146,081	1,146,081
Contributed surplus	347,699	293,370	326,951
Shareholders' equity (deficit)	(64,844)	125,648	319,175
Weighted average number of shares outstanding	21,227,300	14,696,744	13,721,744

The following table summarizes financial information for the quarter ended June 30, 2011 and the preceding seven quarters:

Quarters ended	June 30, 2011	March 31, 2011	Dec. 31, 2010	Sept. 30, 2010	June 30, 2010	March 31, 2010	Dec. 31, 2009	Sept. 30, 2009

Total Revenue		-	-	-	-	-	-	-
Earnings (Loss) from continuing operations	(70,010)	(50,326)	(67,797)	(62,421)	(75,744)	(60,043)	(38,827)	(57,913)
Net loss per share - basic and diluted	$(0.01)	0.00	0.00	0.00	0.00	0.00	0.00	0.00

During the quarter ended June 30, 2011, losses were increased from the quarter ended March 31, 2011 due primarily to an increase in audit fees of $18,500 as the Company accrued for its estimated year end fees.

During the quarter ended June 30, 2010, losses were increased from the quarter ended March 31, 2010 due primarily to an increase in consulting fees of $32,500 for services rendered by the majority shareholder and the new Chief Executive Officer in the period.  The Company also accrued its estimated audit fees of $15,000 in the quarter compared to nil in the prior quarter.  These increases were partially offset by lower legal fees of approximately $14,000 and a foreign exchange gain of $9,900 compared to a loss of $6,500 due to movement in the Canadian/US dollar exchange rate.

On a year over year basis, the Company increased its loss from the prior year by approximately $18,000, but the components of the loss are different.  Consulting fees increased by $72,500 due to fees charged by the new controlling shareholder and the new Chief Executive Officer, offsetting the reduced fees paid to the Chief Financial Officer during the year.  Shareholder information costs also increased by approximately $9,000 as an annual general meeting was held in fiscal 2011 but not fiscal 2010.  Offsetting these costs were lower professional fees by approximately $8,000 as much of the legal work associated with the change in control of the Company in fiscal 2010 were not incurred in fiscal 2011.  Office and general expenses were reduced by approximately $29,000 attributable entirely to a reduction in the cost of directors and officers insurance on a year over year basis.  Finally, there was a reduction in foreign exchange losses by approximately $25,000 as there were much smaller US dollar cash balances on hand during fiscal 2011 compared to 2010, and hence the loss was reduced even with the strengthening Canadian dollar.

Comparing the loss in fiscal 2010 to fiscal 2009, the Company reduced its loss by approximately $684,000, but the components of the loss are different.  The largest difference is the loss on exchange traded securities of nil compared to approximately $855,000 in fiscal 2009. Office and general expenses were also reduced by approximately $31,000 as no reimbursement of expenses to the former CEO occurred in fiscal 2010 compared to approximately $26,000 in fiscal 2009.  These reductions in expenses were offset by the Company having an increase in its foreign exchange loss on a year over year basis of approximately $210,000 due to the strengthening of the Canadian dollar against the US dollar and the Company holding the majority of its assets in US dollars.

Number of Common Shares

The Company had the following common shares outstanding as of June 30, 2011 and October 12, 2011, the date of this report:

#
Shares issued and outstanding	23,521,744

On November 20, 2010, 5,900,000 warrants were exercised at $0.01 USD per warrant resulting in proceeds of $60,062 CDN.  In addition, 293,600 previously issued warrants expired on November 30, 2010.

A total of 18,767,200 shares issued are subject to resale restrictions under U.S securities laws.

Business Environment

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of our operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

THE COMPANY HAS AN UNSUCCESSFUL OPERATING HISTORY

Since March 1997, when it was incorporated in Ontario, Canada by amalgamating with two other Ontario entities, the Company has no significant revenues or earnings from operations since its incorporation. While one of the film properties acquired by the Company in fiscal 2005 and the film that was financed in fiscal 2007 have now been developed into feature films for which the Company holds certain distribution rights, it is not clear whether this will generate any revenue for the Company. The Company has operated at a loss to date and in all likelihood will continue to sustain operating expenses in the foreseeable future. There is no assurance that the Company will ever be profitable.

INVESTMENT STRATEGY

The controlling shareholder of the Company changed in April 2010.  A new Board of Directors were appointed.  They will continue to utilize excess cash in our business to pursue additional investment opportunities outside the film industry in order to potentially increase our return to shareholders.   We are not limited to any particular industry or type of business, and we may choose to stay within the film industry.  We have not yet identified or selected any additional specific investment opportunity.   Accordingly, there is no current basis for you to evaluate the possible merits or risks of the investment opportunity which we may ultimately decide to pursue.

UNCERTAINTY REGARDING AUDIENCE ACCEPTANCES OF PROGRAMS

The television and motion picture industries have always involved a substantial degree of risk. There can be no assurance of the economic success of any motion picture or television program as revenue derived depends on audience acceptance, which cannot be accurately predicted. Audience acceptance is a factor not only of the response to the television program's or motion picture's artistic components but also to the reviews of critics, promotions, the quality and acceptance of other competing programs released into, or channels existing in, the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public tastes generally and other intangible factors, all of which could change rapidly and many of which are beyond the Company’s control. A lack of audience acceptance for any of the films licensed, co-produced or distributed by the Company could have an adverse effect on its businesses, results of operations, prospects and financial condition

UNAUTHORIZED OR PIRATED USE MAY ADVERSELY AFFECT REVENUE

Technological advances and the conversion of motion pictures into digital formats have made it easier to create, transmit and "share" high quality unauthorized copies of motion pictures in theatrical release, on videotapes and DVDs, from pay-per-view through unauthorized set-top boxes and other devices and through unlicensed broadcasts on free TV. As a result, users may be able to download and distribute unauthorized or "pirated" copies of copyrighted motion pictures over the Internet. As long as pirated content is available to download digitally, some consumers may choose to digitally download pirated motion pictures rather than pay for legitimate motion pictures or to purchase pirated DVD’s of motion pictures or of boxed sets of television series from unauthorized vendors.

CHANGES IN REGULATIONS AND INCENTIVES MAY ADVERSELY AFFECT THE BUSINESS OF THE COMPANY

The Company plans to co-produce with or license its scripts and other intellectual properties to other entities which are expected to rely heavily on grants and labor rebates available for Canadian contents under the current regulations of Federal and Provincial governments of Canada.

Any significant changes in these regulations that result in reduced grants and rebates or elimination thereof may significantly affect the Company’s ability to produce and or license its scripts and in turn its ability to generate revenue.

THE COMPANY MAY NOT BE ABLE TO ACHIEVE AND MAINTAIN ITS COMPETITIVE POSITION

The entertainment industry is highly capital intensive and is characterized by intense and substantial competition. A number of the Company's competitors are well established, substantially larger and have substantially greater market recognition, greater resources and broader distribution capabilities than the Company. New competitors are continually emerging. Increased competition by existing and future competitors could materially and adversely affect the Company's ability to implement its business plan profitably. The lack of availability of unique quality content could adversely affect its business.

FOREIGN EXCHANGE RISK

The Company has foreign exchange risk because its functional currency is the Canadian dollar and a significant part of its revenue may be generated from overseas countries. An adverse move in foreign exchange rates between the Canadian dollar and the currencies of these countries could have an adverse effect on its operating results. The Company does not hedge against this risk.

THE COMPANY'S COMMON SHARES ARE CONSIDERED TO BE PENNY STOCK, WHICH MAY ADVERSELY AFFECT THE LIQUIDITY OF ITS COMMON SHARES

The capital stock of the Company would be classified as “penny stock” as defined in Reg. § 240.3a51-1 promulgated under the Securities Exchange Act of 1934 (the “1934 Act”).  In response to perceived abuse in the penny stock market generally, the 1934 Act was amended in 1990 to add new requirements in connection with penny stocks.  In connection with effecting any transaction in a penny stock, a broker or dealer must give the customer a written risk disclosure document that (a) describes the nature and level of risk in the market for penny stocks in both public offerings and secondary trading, (b) describes the broker’s or dealer’s duties to the customer and the rights and remedies available to such customer with respect to violations of such duties, (c) describes the dealer market, including “bid” and “ask” prices for penny stock and the significance of the spread between the bid and ask prices, (d) contains a toll-free telephone number for inquiries on disciplinary histories of brokers and dealers, and (e) define significant terms used in the disclosure document or the conduct of trading in penny stocks.  In addition, the broker-dealer must provide to a penny stock customer a written monthly account statement that discloses the identity and number of shares of each penny stock held in the customer’s account, and the estimated market value of such shares.  The extensive disclosure and other broker-dealer compliance related to penny stocks may result in reducing the level of trading activity in the secondary market for such stocks, thus limiting the ability of the holder to sell such stock.

MARKET PRICE FOR THE COMPANY'S COMMON SHARES HAS BEEN VOLATILE IN THE PAST AND MAY DECLINE IN THE FUTURE

In recent years, the securities markets in Canada and the United States have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly small-cap companies like ours, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  Our shares may continue to experience significant market price and volume fluctuations in the future in response to factors, which are beyond our control.

THE COMPANY MAY NOT BE ABLE TO RAISE ADDITIONAL FINANCING TO MEET CURRENT OPERATING NEEDS AND IMPLEMENT ITS NEW BUSINESS STRATEGY.

The Company is in the business of film production, financing and distribution, which requires significantly high level of liquidity.

The Company hopes to earn sufficient revenue from distribution and scripts licensing to meet its operating needs and to raise additional equity funds through private placements of its securities with sophisticated investors.

Subsequent to year end, the Company had to pursue debt financing in order to meet its operating cash needs,

 If the Company is unable to achieve the expected revenue and or to obtain financing and cannot pay its debts as they become due, it may be forced to solicit a buyer or be forced into bankruptcy by its creditors.

DIVIDENDS

All of the Company's available funds will be invested to finance the growth of the Company's business and therefore investors cannot expect and should not anticipate receiving a dividend on the Company's common shares in the foreseeable future.

DILUTION

The Company may in the future grant to some or all of its own and its subsidiaries' directors, officers, insiders and key consultants options to purchase the Company's Common Shares as non-cash incentives to those people. Such options may be granted at exercise prices equal to market prices at time when the public market is depressed or at exercise prices which may be substantially lower than the market prices. To the extent that significant numbers of such options may be granted and exercised, the interests of the then existing shareholders of the Company may be subject to additional dilution.

The Company is currently without a source of revenue and therefore does not cover our operating costs and will most likely be required to issue additional securities to finance its operation and may also issue substantial additional securities to finance the development of any or all of its projects. These actions will cause further dilution of the interests of the existing shareholders.

SHARES ELIGIBLE FOR FUTURE SALE MAY DEPRESS OUR STOCK PRICE

At June 30, 2011, we had approximately 23,521,744 shares of common stock outstanding of which approximately 18,767,200 are restricted securities under Rule 144 promulgated under the Securities Act.

Sales of shares of common stock pursuant to an effective registration statement or under Rule 144 or another exemption under the US Securities Act could have a material adverse effect on the price of our common stock and could impair our ability to raise additional capital through the sale of equity securities.

OUR OFFICERS AND DIRECTORS RESIDE OUTSIDE OF UNITED STATES AND THERE IS A RISK THAT CIVIL LIABILITIES AND JUDGEMENTS MAY BE UNENFORCEABLE

All of the Company’s directors and officers are residents of countries other than the United States, and all of the Company's assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or enforce in the United States against such persons judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of United States federal securities laws or state securities laws.

YOUR RIGHTS AND RESPONSIBILITIES AS A SHAREHOLDER WILL BE GOVERNED BY CANADIAN LAW AND DIFFER IN SOME RESPECTS FROM THE RIGHTS AND RESPONSIBILITIES UNDER U.S. LAW

We are incorporated under Canadian law. The rights and responsibilities of holders of our shares are governed by our Articles and By-Laws and by Canadian law. These rights and responsibilities may differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations.

CHANGING REGULATIONS OF CORPORATE GOVERNANCE AND PUBLIC DISCLOSURE CAN CAUSE ADDITIONAL EXPENSES AND FAILURE TO COMPLY MAY ADVERSELY AFFECT OUR REPUTATION AND THE VALUE OF OUR SECURITIES

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and new and changing provisions of Canadian securities laws, are creating uncertainty because of the lack of specificity and varying interpretations of the rules. As a result, the application of the rules may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Any failure to comply with applicable laws may materially adversely affect our reputation and the value of our securities.

Forward Looking Statements

Certain statements contained in this report are forward-looking statements as defined in the U.S. Federal securities laws. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.
Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Important factors that could cause the actual results to differ from materially from our expectations are disclosed in more detail set forth under the heading “Risk Factors” in herein. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Business Plan and Strategy

The Company’s business plan continued to evolve in fiscal 2011.  During most of fiscal 2006, management focused on three major activities: development and licensing of film properties, providing production consulting including pre and postproduction and sales exploitation of films.  However, following successful completion of two private placements in April 2006 and June 2006, in which the Company raised approximately $3 million, there was a change in management and composition of the board of directors.

The new management, while maintaining the overall business focus on feature film production and distribution, began adopting a new approach in the final quarter of fiscal 2006 and continued with this strategy through fiscal 2009.

The Company planned to focus on financing feature film productions as a producer or co-producer with others. These feature films were to be produced by independent production companies, to be selected by management from time to time.  The Company anticipated utilizing consultants with expertise in the industry to assist in selecting content and assisting in production and distribution efforts on projects the Company chooses to be associated with.

During fiscal 2007, the Company began to explore the financing aspect of the entertainment industry more extensively than in the past.  The Company entered into a bridging loan agreement which called for advances of up to $1.8 million to an independent production company involved in the production of a feature film, The Poet.  All amounts drawn under the bridging facility plus interest were repaid in the three months ended December 31, 2006.  The production company is owned by a former director and officer of the Company and a former officer of its wholly owned subsidiary.

In the three month period ended December 31, 2006, the Company entered into additional financing agreements to provide up to $625,000 in financing in exchange for financing fees and/or interest payments and the right to share in future net revenues of The Poet.  After a series of advances and repayments under this second facility, as at June 30, 2007, the amount advanced was approximately $226,000 and the Company was obligated for further advances of an additional $114,000 under the financing agreement.   In fiscal 2007, management also received Board of Director approval to utilize excess cash in our business to pursue additional investment opportunities outside the film industry in order to potentially increase our return to shareholders.   Management is not limited to any particular industry or type of business with respect to what it considers as investment opportunities.

At the start of the second quarter of fiscal 2008, the Company took write-downs on its investments in film properties and advances to various production companies due to less success than previously anticipated in the largest markets in the world for its film properties.  It further wrote down its investments in the fourth quarter based on actual and/or expected collections as of the end of the year.

As a result of the limited success to date in the film financing business, the Company is focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities both within and outside of the film industry.
In April 2010, the controlling shareholder of the business changed and a new Board of Directors and new CEO were appointed.  The new management team will continue to pursue investment opportunities both inside and outside of the film industry.

On July 15, 2010, the Company granted an option to a third party with whom it negotiated at arm’s length to purchase either its wholly owned subsidiary, LRPC, or to sell LRPC’s assets and assume its liabilities for $1.00.  The third party has the right to exercise the option at any time after July 15, 2011 until July 15, 2012.  The Company also has an option in which it can force the third party to buy the subsidiary or its assets and assume its liabilities at any time until July 15, 2012.

The Corporation entered into a Loan Agreement dated July 21, 2011 with its controlling shareholder for the principal amount of $50,000 having a term of 1-year and bearing interest at 10% per annum, payable annually in arrears, and convertible into common shares of the Corporation at $0.10 per share.

Results of Operations

	Year	Year	Year
	Ended	Ended	Ended
	June 30,	June 30,	June 30,
	2011	2010	2009
Revenue	$-	$-	$4,901
Expenses	(250,554)	(232,527)	(921,161)
Net loss for period	(250,554)	(232,527)	(916,260)
Deficit at end of period	(8,293,203)	(8,042,649)	(7,810,122)

Overview

The following were the key events in the year ended June 30, 2011 –

(a)	On October 4, 2010, the Company cancelled 100,000 options previously issued to the Chief Financial Officer.

(b)	On November 20, 2010, 5,900,000 warrants were exercised at $0.01 USD per warrant resulting in proceeds of $60,062 CDN. In addition, 293,600 previously issued warrants expired on November 30, 2010.

(c)
The Corporation entered into a Loan Agreement dated July 21, 2011 with its controlling shareholder for the principal amount of $50,000 having a term of 1-year and bearing interest at 10% per annum, payable annually in arrears, and convertible into common shares of the Corporation at $0.10 per share.

The following were the key events in the year ended June 30, 2010 -

(a)	On March 31, 2010, the former CEO of the business exercised 3,900,000 stock options at a strike price of $0.01 per share.

(b)
Subsequent to the end of the quarter ended March 31, 2010, a new majority shareholder took over control of the company.  The four former directors resigned effective April 5, 2010 and a new Chief Executive Officer was appointed.

(c)
On July 15, 2010, the Company granted an option to a third party with whom it negotiated at arm’s length to purchase either its wholly owned subsidiary, LRPC, or to sell LRPC’s assets and assume its liabilities for $1.00.  The third party has the right to exercise the option at any time after July 15, 2011 until July 15, 2012.  The Company also has an option in which it can force the third party to buy the subsidiary or its assets and assume its liabilities at any time until July 15, 2012.

The following were the key events in the year ended June 30, 2009 -

(a)
On July 22, 2008, the board of directors agreed to increase the size of the option pool to 4,000,000 options.  In addition, the 900,000 options previously issued to Gregg Goldstein, CEO, were cancelled.   Finally, a new grant of 3,900,000 options to Gregg Goldstein, CEO, at a strike price of $0.01 per option, expiring July 22, 2013, and fully vested was approved.  In addition, the conversion price of all previously issued warrants was reduced to US $0.01 per warrant and the expiry date was extended to November 30, 2010 by the board of directors of the Company.

(b)	The Company received approximately $20,000 from the distribution of King of Sorrow.

(c)
On November 13, 2008, the board of directors of the Company authorized management to be able to invest a portion of its excess cash on hand in exchange traded securities.  These investments commenced in the third quarter of fiscal 2009, and resulted in a gain of approximately $31,000 during that quarter.  However, in the fourth quarter the Company lost approximately $886,000 on such investments.  Subsequent to the end of the year, no further investment of short term cash has occurred, and the Company is re-assessing this strategy.

(d)
The Company showed a profit in the second and third quarters of fiscal 2009 primarily due to the positive foreign exchange impact on its US dollar denominated assets as the Canadian dollar weakened against the US dollar.  This trend was reversed in the fourth quarter of the year, but the Company still had a significant foreign exchange gain for the year.

Income

The Company’s primary source of income in the years ended June 30, 2009 was from interest earned on excess cash balances in the business. The Company did not earn any interest income in the year ended June 30, 2011 and 2010.

Expenses

The overall analysis of the expenses is as follows:

	Year	Year	Year
	Ended	Ended	Ended
	June 30,	June 30,	June 30,
	2011	2010	2009

Loss on investments	$-	$-	$854,858
Consulting expenses	165,000	92,500	60,000
Professional fees	40,410	48,883	59,354
Shareholder information	20,428	11,137	11,610
Office and general	15,786	44,547	75,911
Foreign exchange loss (gain)	8,220	33,851	(175,838)
Bank charges and interest	710	1,609	1,685
Stock based compensation	-	-	33,581
	$250,554	$232,527	$921,161

Loss on Investments

On November 13, 2008, the board of directors of the Company authorized management to be able to invest a portion of its excess cash on hand in exchange traded securities.  These investments commenced in the third quarter of fiscal 2009, and resulted in a gain of approximately $31,000 during that quarter.  However, in the fourth quarter the Company lost approximately $886,000 on such investments.  During fiscal 2010 and 2011, no further investment of short term cash has occurred.

Consulting Expenses

Consulting fees include $120,000 of fees earned by the largest shareholder (2010 - $30,000; 2009 – nil) and $30,000 earned by the new Chief Executive Officer (2010 - $7,500; 2009 – nil) for various consulting services rendered in the year ended June 30, 2011.   $60,000 of the amount earned by the largest shareholder and $2,500 of the amount earned by the new Chief Executive Officer in the year ended June 30, 2011 were included in accounts payable at June 30, 2011.

Consulting fees also include $15,000 paid to the existing Chief Financial Officer for services rendered during the period (2010 - $ 55,000; 2009 – $60,000).

Professional fees

Professional fees in the twelve months ended June 30, 2011 were comprised of legal fees of $21,910 and audit fees of $18,500.  Legal fees relate primarily to the review of the Company’s various public filings and general corporate matters.  Professional fees include $17,594 paid to a law firm affiliated with the Chief Executive Officer for legal services provided in the year ended June 30, 2011.   No such fees were paid in the years ended June 30, 2010 and 2009.

Professional fees in the twelve months ended June 30, 2010 were comprised of legal fees of $33,883 and audit fees of $15,000.  Legal fees relate primarily to the review of the Company’s various public filings and general corporate matters.

Professional fees in the twelve months ended June 30, 2009 were comprised of legal fees of $39,154 and accounting fees of $20,200.  Legal fees relate primarily to the review of the Company’s various public filings and general corporate matters.   Accounting fees were comprised of audit fees of $18,000 and the balance of $2,200 for various tax advice received during the year.

Shareholder Information

Shareholder information costs in the twelve months ended June 30, 2011 comprised annual general meeting costs of $9,442, transfer agent fees of $5,070 and regulatory and related filing fees of $5,916.

Shareholder information costs in the twelve months ended June 30, 2010 comprised transfer agent fees of $5,546 and regulatory and related filing fees of $5,591.

Shareholder information costs in the twelve months ended June 30, 2009 comprised transfer agent fees of $4,787 and regulatory and related filing fees of $6,823.

Office and general

These costs include insurance, rent, telephone, travel, and other general and administration costs.

Insurance costs for the twelve months ended June 30, 2011 of $14,400 (2010 - $41,400; 2009 - $47,761) relate to a directors and officers insurance policy entered into during the first quarter of fiscal 2007 for a twelve month period of time.  It has been renewed every year since that time.  .

The Company also reimbursed the former CEO for various general and office expenses totalling in fiscal 2009 of approximately $26,000 including costs for his rent, communications costs, health benefits and professional fees.  No such costs were incurred in fiscal 2011 and 2010.

Foreign exchange loss (gain)

Exchange loss for the twelve months ended June 30, 2011 and related entirely to the translation of US dollar balances and transactions into Canadian dollars at the relevant measurement date compared to the prior year’s measurement date as the Canadian dollar strengthened against the US dollar.

Exchange gain for the twelve months ended June 30, 2009 of approximately $176,000 related entirely to the translation of US dollar balances and transactions into Canadian dollars at June 30, 2009 compared to the exchange rate used at June 30, 2008 as the Canadian dollar weakened against the US dollar.   Most of the Company’s excess cash is held in a US dollar account, and translated at the balance sheet date.

Stock based Compensation

Stock based compensation is made up of the Company’s common shares and options to acquire the Company’s common shares being issued to various consultants and directors of the Company for services provided. The Company used this method of payment mainly to conserve its cash flow for business investments purposes. This method also allows the Company to avail the services of consultants with specialized skills and knowledge in the business activities of the Company without having to deplete its limited cash flow.

On July 22, 2008, the board of directors agreed to increase the size of the option pool to 4,000,000 options.  In addition, the 900,000 options previously issued to Gregg Goldstein, CEO, were cancelled.   Finally, a new grant of 3,900,000 options to Gregg Goldstein, CEO, at a strike price of $0.01 per option, expiring July 22, 2013, and fully vested was approved.  In addition, the conversion price of all previously issued warrants was reduced to US $0.01 per warrant and the expiry date was extended to November 30, 2010 by the board of directors of the Company.  This resulted in the recording of stock compensation of $33,581 during fiscal 2009 as stock based compensation expense.

Liquidity and Capital Resources

Working Capital

As at June 30, 2011, the Company had a net working capital deficit position of $64,844 compared to a positive working capital position of $125,648 as of June 30, 2010.   Cash on hand as at June 30, 2011 was $8,596 compared to $144,006 in cash as at June 30, 2010.

The working capital position has declined by approximately $190,000 on a year over year basis due to the financing of the operating loss of the business in the twelve months ended June 30, 2011.

The Corporation entered into a Loan Agreement dated July 21, 2011 with its controlling shareholder for the principal amount of $50,000 having a term of 1-year and bearing interest at 10% per annum, payable annually in arrears, and convertible into common shares of the Corporation at $0.10 per share.

The Company believes it has adequate cash on hand to meet its cash requirements in the upcoming fiscal year.

Key Contractual obligations

These are detailed in Note 12 – commitments and contingent liabilities to the consolidated financial statements for the year ended June 30, 2011.

Off balance sheet arrangements

At June 30, 2011 and 2010, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

Transactions with related parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions for the years ended June 30, 2011, 2010 and 2009 are discussed in Note 11 of the audited consolidated financial statements.

Financial and derivative Instruments

The Company’s excess cash is held at a Canadian chartered bank and bears interest at various rates on monthly balances as at June 30, 2011.

Credit risk is minimised as all cash amounts are held with a large bank, which have acceptable credit ratings determined by a recognised rating agency.

The carrying value of all other cash and cash equivalent, trade receivables, all other current assets, accounts payable and accrued liabilities, and amounts due to related parties approximate fair values.

The Company never entered into and did not have at the end of the years ended June 30, 2011 and 2010, any foreign currency hedge contracts.

Critical accounting estimates

The Company’s audited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The significant accounting policies used by the Company are the same as those disclosed in Note 2 to the consolidated financial statements for the year ended June 30, 2011. Certain accounting policies require that the management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company’s management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

There were no major changes in the accounting policies during the year ended June 30, 2011.

Evaluation of Disclosure Control and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, or the Exchange Act. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. Our management, including our Chief Executive Officer and Chief Financial Officer, together with the members of our audit committee have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

There were no changes to our internal control over financial reporting since June 30, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Outlook

Current outlook

LiveReel currently had approximately $9,000 in cash at year end and it was able to secure and additional $50,000 of financing with its largest shareholder subsequent to year end.  It’s significant debts are with its largest shareholder.  It has the backing of new shareholders with considerable financial strength and network and have taken an active approach to examining business opportunities within and outside the entertainment industry that could enhance shareholder returns.

We are hopeful that with resources at our disposal we will succeed in improving the profitability of the business over time.

Public securities filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission  and can be viewed  at www.edgar.com